UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

AMERIGAS PARTNERS, L.P.

(Name of issuer)

Common Units

(Title of class of securities)

03075106

(CUSIP number)

Martin Salinas, Jr.

Energy Transfer Equity, L.P.

3738 Oak Lawn Ave.

Dallas, Texas 75219

(214) 981-0700

(Name, address and telephone number of person authorized to receive notices and communications)

June 17, 2014

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or 13d-1(g), check the following box:  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 03075106	SCHEDULE 13D/A	Page 2 of 17

1.	Name of Reporting Person; S.S. or IRS Identification Energy Transfer Equity, L.P. 30-0108820
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,367,362
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,367,362
11.	Aggregate amount beneficially owned by each reporting person 4,367,362
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 4.7%[1]
14.	Type of reporting person PN

[1]	Based on 92,866,796 Common Units outstanding on June 17, 2014

CUSIP NO. 03075106	SCHEDULE 13D/A	Page 3 of 17

1.	Name of Reporting Person; S.S. or IRS Identification LE GP, LLC 27-0030188
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,367,362
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,367,362
11.	Aggregate amount beneficially owned by each reporting person 4,367,362
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 4.7%[1]
14.	Type of reporting person OO (Limited Liability Company)

[1]	Based on 92,866,796 Common Units outstanding on June 17, 2014

CUSIP NO. 03075106	SCHEDULE 13D/A	Page 4 of 17

1.	Name of Reporting Person; S.S. or IRS Identification Kelcy L. Warren
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,367,362
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,367,362
11.	Aggregate amount beneficially owned by each reporting person 4,367,362
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 4.7%[1]
14.	Type of reporting person IN

[1]	Based on 92,866,796 Common Units outstanding on June 17, 2014

CUSIP NO. 03075106	SCHEDULE 13D/A	Page 5 of 17

1.	Name of Reporting Person; S.S. or IRS Identification Energy Transfer Partners, L.P. 73-1493906
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,367,362
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,367,362
11.	Aggregate amount beneficially owned by each reporting person 4,367,362
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 4.7%[1]
14.	Type of reporting person PN

[1]	Based on 92,866,796 Common Units outstanding on June 17, 2014

CUSIP NO. 03075106	SCHEDULE 13D/A	Page 6 of 17

1.	Name of Reporting Person; S.S. or IRS Identification Heritage ETC, L.P. 20-0660759
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,367,362
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,367,362
11.	Aggregate amount beneficially owned by each reporting person 4,367,362
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 4.7%[1]
14.	Type of reporting person PN

[1]	Based on 92,866,796 Common Units outstanding on June 17, 2014

CUSIP NO. 03075106	SCHEDULE 13D/A	Page 7 of 17

1.	Name of Reporting Person; S.S. or IRS Identification Heritage ETC GP, L.L.C. 26-2124572
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,367,362
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,367,362
11.	Aggregate amount beneficially owned by each reporting person 4,367,362
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 4.7%[1]
14.	Type of reporting person PN

[1]	Based on 92,866,796 Common Units outstanding on June 17, 2014

CUSIP NO. 03075106	SCHEDULE 13D/A	Page 8 of 17

1.	Name of Reporting Person; S.S. or IRS Identification Energy Transfer Partners GP, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,367,362
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,367,362
11.	Aggregate amount beneficially owned by each reporting person 4,367,362
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 4.7%[1]
14.	Type of reporting person PN

[1]	Based on 92,866,796 Common Units outstanding on June 17, 2014

CUSIP NO. 03075106	SCHEDULE 13D/A	Page 9 of 17

1.	Name of Reporting Person; S.S. or IRS Identification Energy Transfer Partners, L.L.C.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,367,362
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,367,362
11.	Aggregate amount beneficially owned by each reporting person 4,367,362
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 4.7%[1]
14.	Type of reporting person PN

[1]	Based on 92,866,796 Common Units outstanding on June 17, 2014

CUSIP NO. 03075106	SCHEDULE 13D/A	Page 10 of 17

1.	Name of Reporting Person; S.S. or IRS Identification Evergreen Assurance, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,125,000
	8.	Shared voting power 0
	9.	Sole dispositive power 3,125,000
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 3,125,000
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 3.4%[1]
14.	Type of reporting person PN

[1]	Based on 92,866,796 Common Units outstanding on June 17, 2014

CUSIP NO. 03075106	SCHEDULE 13D/A	Page 11 of 17

This Amendment No. 1 (the “Amended Schedule 13D”) amends the Schedule 13D originally filed on January 23, 2012 as set forth below.

Item 1.	Security and Issuer.

Item 1 of the Amended Schedule 13D is hereby amended to read in its entirety as follows:

This statement is being filed by Energy Transfer Equity, L.P. (“ETE”), LE GP, LLC (“LE GP”), Kelcy L. Warren (“Warren”), Energy Transfer Partners, L.P. (“ETP”), Energy Transfer Partners GP, L.P. (“ETP GP”), Energy Transfer Partners, L.L.C. (“ETP LLC”), Evergreen Assurance, LLC (“Evegreen”), Heritage ETC, L.P. (“Heritage”) and Heritage ETC GP, L.L.C (“Heritage GP” and collectively with ETE, LE GP, Warren, ETP, ETP GP, ETP LLC, Evergreen and Heritage, the “Reporting Persons”), under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The class of equity securities to which this statement relates is common units representing limited partner interests (the “Common Units”) of AmeriGas Partners, L.P., a Delaware limited partnership (the “Issuer”). The address of the principal executive offices of the Issuer is 460 No. Gulph Road, King of Prussia, Pennsylvania 19406.

Item 2.	Identity and Background.

Item 2 of the Amended Schedule 13D is hereby amended to read in its entirety as follows:

(a) — (c) This Schedule is filed jointly by:

(i)	Energy Transfer Partners, L.P., a Delaware limited partnership (“ETP”);

(ii)	Energy Transfer Partners GP, L.P., a Delaware limited partnership (“ETP GP”);

(iii)	Energy Transfer Partners, L.L.C., a Delaware limited liability company (“ETP LLC”);

(iv)	Energy Transfer Equity, L.P., a Delaware limited partnership (“ETE”);

(v)	LE GP, LLC, a Delaware limited liability company (“LE GP”);

(vi)	Heritage ETC, L.P., a Delaware limited partnership (“Heritage”);

(vii)	Heritage ETC GP, L.L.C., a Delaware limited liability company (“Heritage GP”);

(viii)	Evergreen Assurance, LLC, a Delaware limited liability company (“Evergreen”); and

(ix)	Kelcy L. Warren, (“Warren,” and collectively with ETP, ETP GP, ETP LLC, ETE, LE GP, Heritage, Heritage GP and Evergreen, the “Reporting Persons”).

The principal business of ETP is to operate a diversified portfolio of energy assets through its wholly-owned subsidiaries. The general partner of ETP is ETP GP. The principal business of ETP GP is serving as the general partner of ETP. The general partner of ETP GP is ETP LLC. The principal business of ETP LLC is serving as the general partner of ETP GP. Evergreen is an indirect wholly-owned subsidiary of ETP. The principal business of ETE is to own all of the interests in the general partner of ETP and certain equity securities of ETP, to acquire interests in other publicly traded partnerships, and to pursue certain opportunities to acquire or construct natural gas midstream or transportation assets. The general partner of ETE is LE GP. The principal business of LE GP is serving as the general partner of ETE. Warren is a United States citizen. His principal occupation is Chairman of the Board and Chief Executive Officer of ETP LLC and Chairman of the Board of LE GP. Heritage’s principal business was to operate ETP’s retail propane business. The general partner of Heritage is Heritage GP. The principal business of Heritage GP is serving as the general partner of Heritage. The principal office of each of the Reporting Persons is located at 3738 Oak Lawn Ave., Dallas, Texas 75219.

CUSIP NO. 03075106	SCHEDULE 13D/A	Page 12 of 17

The name, business address and present principal occupation or employment of each of the executive officers and directors of ETP LLC, LE GP and Heritage GP (the “Listed Persons”) are set forth below:

Name and Business Address	Capacity in Which Serves LE GP	Principal Occupation

Jamie Welch 3738 Oak Lawn Ave. Dallas, TX 75219	Group Chief Financial Officer, Head of Business Development and Director	Group Chief Financial Officer, Head of Business Development and Director of LE GP

John W. McReynolds 3738 Oak Lawn Ave. Dallas, TX 75219	President and Director	President of LE GP

Matthew S. Ramsey 1001 McKinney St. Suite 1950 Houston, TX 77002	Director	President of RPM Exploration, Ltd. and Ramsey Energy Management, LLC

Kelcy L. Warren 3738 Oak Lawn Ave. Dallas, TX 75219	Chairman of the Board	Chief Executive Officer of Energy Transfer Partners, L.L.C.

William P. (Bill) Williams 3738 Oak Lawn Ave. Dallas, TX 75219	Director	Retired Executive of Energy Transfer Partners, L.L.C.

K. Rick Turner 1990 Post Oak Blvd. Suite 2450 Houston, TX 77056	Director	Director of North American Energy Partners Inc., AmeriGas Partners, L.P. and TMI, LLC

Marshall S. (Mackie) McCrea, III 3738 Oak Lawn Ave. Dallas, TX 75219	Director	President and Chief Operating Officer of Energy Transfer Partners, L.L.C.

CUSIP NO. 03075106	SCHEDULE 13D/A	Page 13 of 17

ETP LLC:

Name and Business Address	Capacity in Which Serves ETP LLC	Principal Occupation

Martin Salinas, Jr. 3738 Oak Lawn Ave. Dallas, TX 75219	Chief Financial Officer	Chief Financial Officer of Energy Transfer Partners, L.L.C.

Kelcy L. Warren 3738 Oak Lawn Ave. Dallas, TX 75219	Chairman of the Board and Chief Executive Officer	Chairman and Chief Executive Officer of Energy Transfer Partners, L.L.C. and Chairman of the Board of LE GP, LLC

Jamie Welch 3738 Oak Lawn Ave. Dallas, TX 75219	Director	Group Chief Financial Officer, Head of Business Development and Director of LE GP

Paul E. Glaske 3738 Oak Lawn Ave. Dallas, TX 75219	Director	Retired Chairman and CEO, Blue Bird Corporation

Ted Collins, Jr. 3738 Oak Lawn Ave. Dallas, TX 75219	Director	President of Collins & Ware Inc.

Michael K. Grimm 3738 Oak Lawn Ave. Dallas, TX 75219	Director	President and Chief Executive Officer of Rising Star Energy, L.L.C.

David K. Skidmore 3738 Oak Lawn Ave. Dallas, TX 75219	Director	President of Skidmore Exploration Inc.

Marshall S. McCrea, III 3738 Oak Lawn Ave. Dallas, TX 75219	President, Chief Operating Officer and Director	President and Chief Operating Officer of Energy Transfer Partners, L.L.C.

Thomas P. Mason 3738 Oak Lawn Ave. Dallas, TX 75219	Senior Vice President, General Counsel and Secretary	Senior Vice President, General Counsel and Secretary of Energy Transfer Partners, L.L.C.

Richard A Cargile 3738 Oak Lawn Ave. Dallas, TX 75219	President – Midstream	President – Midstream of Energy Transfer Partners, L.L.C.

Heritage GP:

Name and Business Address	Capacity in Which Serves Heritage GP	Principal Occupation

Kelcy L. Warren 3738 Oak Lawn Ave. Dallas, TX 75219	Chief Executive Officer and Manager	Chairman and Chief Executive Officer of Energy Transfer Partners, L.L.C. and Chairman of the Board of LE GP, LLC

Marshall S. McCrea, III 3738 Oak Lawn Ave. Dallas, TX 75219	President and Chief Operating Officer	President and Chief Operating Officer of Energy Transfer Partners, L.L.C.

Martin Salinas, Jr. 3738 Oak Lawn Ave. Dallas, TX 75219	Chief Financial Officer and Manager	Chief Financial Officer of Energy Transfer Partners, L.L.C.

Thomas P. Mason 3738 Oak Lawn Ave. Dallas, TX 75219	Senior Vice President, General Counsel and Secretary	Senior Vice President, General Counsel and Secretary of Energy Transfer Partners, L.L.C.

CUSIP NO. 03075106	SCHEDULE 13D/A	Page 14 of 17

(d) During the last five years, none of the parties listed in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the parties listed in this Item 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(f) All of the individuals listed in this Item 2 are citizens of the United States of America.

Item 4.	Purpose of Transaction.

Item 4 of the Amended Schedule 13D is hereby amended by adding the following at the end of such item:

This is to report an underwritten public offering by Heritage ETC, L.P. (“Heritage”), a wholly owned subsidiary of ETP, of 9,200,000 Amerigas Units (which includes 1,200,000 Amerigas Units sold pursuant to the Underwriters’ exercise of their overallotment option) at a price of $41.45 (which is net of underwriting discounts and commissions). The 9,200,000 Amerigas Units have been registered under the Securities Act of 1933, as amended, pursuant to a Registration Statement on Form S-3 (File No. 333-186316) of Amerigas, as supplemented by the Prospectus Supplement dated January 14, 2014 filed by Amerigas with the Securities Exchange Commission on January 14, 2014.

This is to also report an underwritten public offering by Heritage, a wholly owned subsidiary of ETP. of 8,500,000 Amerigas Units at a price of $44.40 (which is net of underwriting discounts and commissions). The 8,500,000 Amerigas Units have been registered under the Securities Act of 1933, as amended, pursuant to a Registration Statement on Form S-3 (File No. 333-186316) of Amerigas, as supplemented by the Prospectus Supplement dated June 12, 2014 filed by Amerigas with the Securities Exchange Commission on June 12, 2014.

Except as set forth above in this Item 4, as amended and supplemented, the Reporting Persons and Listed Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (f) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Amended Schedule 13D is hereby amended to read in its entirety as follows:

(a) and (b) Approximately 92,866,796 Common Units of the Issuer were outstanding as of June 17, 2014. ETE, LE GP, ETP, ETP GP, ETP LLC, Heritage and Heritage GP and Warren (the “ETE Group”) are deemed to be the beneficial owners of 4,367,362 Common Units. The Common Units owned by the ETE Group constitute approximately 4.7% of the total issued and outstanding Common Units. The ETE Group has shared power to vote and dispose of the 4,367,362 with each other and with Evergreen. Evergreen is deemed to be the beneficial owner 3,125,000 Common Units. The Common Units beneficially owned by Evergreen constitute approximately 3.4% of the total issued and outstanding Common Units. Evergreen has sole power to vote and dispose of 3,125,000 Common Units. To the knowledge of the Reporting Persons, no executive officer or manager of the Reporting Persons or other party listed in Item 2 has sole or shared beneficial ownership of any Common Units or Class F Units beneficially owned by the Reporting Persons.

(c) Except for the transaction described in Item 4 above, to the knowledge of the Reporting Persons, none of the persons named in response to paragraph (a) above has effected any transaction in Common Units during the past 60 days.

(d) Except as otherwise described herein, no other person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the units described in this Item 5.

(e) Not applicable.

CUSIP NO. 03075106	SCHEDULE 13D/A	Page 15 of 17

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by the following:

Item 4 above summarized certain provisions of the underwritten offering.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Amended Schedule 13D is hereby amended to add the following exhibit:

EXHIBIT F	Joint Filing Agreement and Power of Attorney dated June 27, 2014 among the Reporting Persons.

CUSIP NO. 03075106	SCHEDULE 13D/A	Page 16 of 17

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2014

By:	/s/ Sonia Aube
Kelcy L. Warren By Sonia Aube, Attorney-in-Fact

ENERGY TRANSFER EQUITY, L.P.
By:	LE GP, LLC, general partner

By:	/s/ Sonia Aube
Sonia Aube, Attorney-in-Fact

LE GP, LLC

By:	/s/ Sonia Aube
Sonia Aube, Attorney-in-Fact

ENERGY TRANSFER PARTNERS, L.P.
By:	Energy Transfer Partners GP, L.P., general partner
By:	Energy Transfer Partners, L.L.C., general partner

By:	/s/ Sonia Aube
Sonia Aube, Attorney-in-Fact

ENERGY TRANSFER PARTNERS GP, L.P.
By:	Energy Transfer Partners, L.L.C., general partner

By:	/s/ Sonia Aube
Sonia Aube, Attorney-in-Fact

CUSIP NO. 03075106	SCHEDULE 13D/A	Page 17 of 17

ENERGY TRANSFER PARTNERS, L.L.C.

By:	/s/ Sonia Aube
Sonia Aube, Attorney-in-Fact

EVERGREEN ASSURANCE, LLC

By:	/s/ Sonia Aube
Sonia Aube, Attorney-in-Fact

HERITAGE ETC, L.P.
By:	Heritage ETC GP, L.L.C.

By:	/s/ Sonia Aube
Sonia Aube, Attorney-in-Fact

HERITAGE ETC GP, L.L.C.

By:	/s/ Sonia Aube
Sonia Aube, Attorney-in-Fact